SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               eFunds Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    28224R101
                                 (CUSIP Number)

                                   Adam Weiss
               320 Park Avenue 33rd Floor New York, New York 10022
                                 (212) 622-7849
                     (Name, address and telephone number of
                                     person
                authorized to receive notices and communications)

                                November 17, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 26 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28224R101                 13D                    Page 2 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Scout Capital Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 99,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 99,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES  **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.20%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 3 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Scout Capital Partners II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 211,800
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING     --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 211,800
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES  **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.43%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                  PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 4 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Scout Capital, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     4)     SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                311,500
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                311,500
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.64%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 5 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Scout Capital Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     4)     SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,146,500
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,146,500
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 4.40%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 6 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Adam Weiss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,458,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,458,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 7 of 26 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          James Crichton
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,458,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,458,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,458,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D                    Page 8 of 26 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $0.01 (the "Common Stock") of eFunds Corp. (the "Company"). The Company's principal executive offices are located at Gainey Center II, 8501 N. Scottsdale Rd, Ste. 300, Scottsdale, AZ 85253.

Item 2.     Identity and Background.

     (a) This Schedule 13D is being jointly filed by each of the following persons (collectively, the "Group" or the "Group Members"):

          (i) Scout Capital Partners, L.P., a Delaware limited partnership ("Scout Partners"), with respect to the shares of Common Stock directly owned by it;
          (ii) Scout Capital Partners II, L.P., a Delaware limited partnership ("Scout Partners II"), with respect to the shares of Common Stock directly owned by it;
          (iii)Scout Capital, L.L.C., a Delaware limited liability company ("Scout Capital"), with respect to the shares of Common Stock directly owned by Scout Partners and Scout Partners II;
          (iv) Scout Capital Management, L.L.C., a Delaware limited liability company ("Scout Capital Management"), which serves as investment manager to Scout Capital Fund, Ltd. ("Scout Capital Fund") and Scout Capital Fund II, Ltd. ("Scout Capital Fund II"), each a Cayman Islands exempted company, and other discretionary managed accounts, with respect to the shares of Common Stock directly owned by Scout Capital Fund, Scout Capital Fund II and such other managed accounts (collectively, the "Accounts");
          (v) Adam Weiss ("Mr. Weiss"), with respect to the shares of Common Stock directly owned by each of Scout Partners, Scout Partners II and the Accounts managed by Scout Capital Management.
          (vi) James Crichton ("Mr. Crichton"), with respect to the shares of Common Stock directly owned by each of Scout Partners, Scout Partners II and the Accounts managed by Scout Capital Management.

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal business and principal office of Scout Partners, Scout Partners II, Scout Capital, Scout Capital Management and Messrs. Weiss and Crichton is 320 Park Avenue, 33rd Floor, New York, New York 10022. The address of the principal business and principal office of Scout Capital Fund and Scout Capital Fund II is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM 11, Bermuda.

  CUSIP No. 28224R101                 13D                    Page 9 of 26 Pages


          (c) Scout Partners, Scout Partners II, Scout Capital Fund and Scout Capital Fund II are formed for the purpose of investing in, among other things in publicly traded equity securities of U.S. companies involved in catalyst-driven situations. Scout Capital is a general partner to Scout Partners and Scout Partners II. Scout Capital Management is an investment manager to Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts. Messrs. Weiss and Crichton serve as the managing members of Scout Capital and Scout Capital Management.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

     In aggregate, the Group owns 2,458,000 shares, equal to 5.03% of the Common Stock of the Company. The percentages used herein are calculated based upon the 48,831,054 shares of Common Stock issued and outstanding as of October 29, 2004, as reflected in the Company's Form 10-Q for the quarter ended September 30, 2004.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Scout Partners, Scout Partners II, Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts is approximately $1,856,064, $3,956,809, $26,548,133, $1,066,148 and $11,952,350
respectively. Neither Scout Capital, Scout Capital Management nor Messrs. Weiss and Crichton own directly any shares of Common Stock. The shares of Common Stock purchased by Scout Partners, Scout Partners II, Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts were purchased with working capital. In addition, the shares of Common Stock purchased by Scout Partners, Scout Partners II, Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts were purchased on margin, pursuant to margin transactions, with Goldman Sachs & Co. and Banc of America Securities, LLC, on such firms' usual terms and conditions.

CUSIP No. 28224R101                 13D                    Page 10 of 26 Pages

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. The purchases of the shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons will, and have, pursued discussions with management in an effort to maximize value for shareholders.

The Reporting Persons sent a letter dated November 18, 2004 in the form attached as Exhibit 2 to the Board of Directors of the Company, stating that the Reporting Persons believe that the Company's retention of cash is excessive and unjustified, and is causing the Company's Common Stock to trade at a significant discount to its fair value. As a result, the following recommendations were made to the Board of Directors of the Company: 1) address the lack of proper incentives of the CEO and top management through required stock ownership and compensation targets that consider the Company's excess cash and 2) distribute $8 per share immediately (through a special dividend and/or share repurchase).

Notwithstanding the foregoing, each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 28224R101                 13D                    Page 11 of 26 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Scout Capital Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 99,700
                  Percentage: 0.20% The percentages used herein and in the rest of Item 5 are calculated based upon the 48,831,054 shares of Common Stock issued and outstanding as of October 29, 2004, as reflected in the Company's Form 10-Q for the quarter ended September 30, 2004.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 99,700
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 99,700
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Scout Partners in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Scout Capital, the general partner of Scout Partners, has the power to direct the affairs of Scout Partners, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Weiss and Crichton are the managing members of Scout Capital and in that capacity direct its operations.
              (e) Not applicable.

         B. Scout Capital Partners II, L.P.
              (a) Aggregate number of shares beneficially owned: 211,800
                  Percentage: 0.43%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 211,800
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 211,800
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Scout Partners II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Scout Capital, the general partner of Scout Partners II, has the power to direct the affairs of Scout Partners II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Weiss and Crichton are the managing members of Scout Capital and in that capacity direct its operations.
              (e) Not applicable.

         C. Scout Capital, L.L.C.
              (a) Aggregate number of shares beneficially owned: 311,500
                  Percentage: 0.64%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 311,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 311,500
              (c) Scout Capital did not enter into any transactions for its own account in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Scout Partners and Scout Partners II, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 28224R101                 13D                    Page 12 of 26 Pages

             (d) Not applicable.
             (e) Not applicable.

     D. Scout Capital Management, L.L.C.
             (a) Aggregate number of shares beneficially owned: 2,146,500
                 Percentage: 4.40%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 2,146,500
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition:2,146,500
             (c) Scout Capital Management did not enter into any transactions in the Common Stock of the Company for its own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts, which were all in the open market, are set forth in Schedule A, and are incorporated by reference. (d) Not applicable. (e) Not applicable.

      E.  Adam Weiss
             (a) Aggregate number of shares beneficially owned: 2,458,000
                 Percentage: 5.03%
             (b) 1. Sole power to vote or direct vote: 0
                 2. Shared power to vote or direct vote: 2,458,000
                 3. Sole power to dispose or direct the disposition: 0
                 4. Shared power to dispose or direct the disposition:2,458,000
             (c) Mr. Weiss did not enter into any transactions in the Common Stock of the Company for his own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Group, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

         F.  James Crichton
             (a) Aggregate number of shares beneficially owned: 2,458,000
                 Percentage: 5.03%
             (b) 1. Sole power to vote or direct vote: 0
                 2. Shared power to vote or direct vote: 2,458,000
                 3. Sole power to dispose or direct the disposition: 0
                 4. Shared power to dispose or direct the disposition: 2,458,000
             (c) Mr. Crichton did not enter into any transactions in the Common Stock of the Company for his own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Group, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 28224R101                 13D                   Page 13 of 26 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1, Joint Acquisition Statement
     Exhibit 2, Letter to the Board of Directors referenced in Item 4.

CUSIP No. 28224R101                 13D                   Page 14 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 18, 2004

                                             SCOUT CAPITAL PARTNERS, L.P.
                                             By:     Scout Capital, L.L.C.,
                                                     General Partner

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member


                                             SCOUT CAPITAL PARTNERS II, L.P.
                                             By:     Scout Capital, L.L.C.,
                                                     General Partner

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member

                                             SCOUT CAPITAL, L.L.C.,

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member

                                             SCOUT CAPITAL MANAGEMENT, L.L.C.

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member

                                             ADAM WEISS
                                             /s/ Adam Weiss
                                             --------------------------------

                                             JAMES CRICHTON
                                             /s/ James Crichton
                                            --------------------------------

CUSIP No. 28224R101                 13D                   Page 16 of 26 Pages

                                   Schedule A

                          Scout Capital Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

09/21/2004                         23,700                 $18.46
09/22/2004                          5,900                 $18.34
09/23/2004                          5,900                 $18.21
09/27/2004                            300                 $18.13
09/27/2004                          4,100                 $18.10
09/28/2004                            400                 $17.95
09/29/2004                          3,800                 $18.57
09/29/2004                          2,800                 $18.38
09/30/2004                          2,900                 $18.68

10/01/2004                          2,800                 $18.97
10/04/2004                          3,500                 $19.32
10/07/2004                          3,200                 $19.01
10/08/2004                          1,600                 $18.90
10/27/2004                         (1,000)                $19.82
10/29/2004                           (600)                $19.60

11/01/2004                           (600)                $19.66
11/02/2004                           (500)                $19.61
11/03/2004                          4,100                 $18.99
11/04/2004                          2,000                 $19.19
11/04/2004                          2,800                 $18.96
11/05/2004                          3,300                 $19.46
11/08/2004                            100                 $19.53
11/08/2004                          4,100                 $19.50
11/11/2004                          4,700                 $19.67
11/12/2004                          1,800                 $19.78
11/15/2004                          2,400                 $19.86
11/16/2004                          1,000                 $20.16
11/17/2004                          1,000                 $20.89

CUSIP No. 28224R101                 13D                   Page 17 of 26 Pages

                                  Schedule A

                     Scout Capital Partners II, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
09/21/2004                         27,800                 $18.46
09/22/2004                          7,000                 $18.34
09/23/2004                          7,100                 $18.21
09/27/2004                            300                 $18.13
09/27/2004                          4,900                 $18.10
09/28/2004                            400                 $17.95
09/29/2004                          4,000                 $18.57
09/29/2004                          3,300                 $18.38
09/30/2004                          3,900                 $18.68

10/01/2004                            600                 $18.97
10/04/2004                         11,700                 $19.32
10/07/2004                          5,000                 $19.01
10/08/2004                          2,800                 $18.90
10/27/2004                         (2,000)                $19.82
10/29/2004                         (1,200)                $19.60

11/01/2004                         (1,300)                $19.66
11/02/2004                         (1,000)                $19.61
11/03/2004                          8,600                 $18.99
11/04/2004                          4,300                 $19.19
11/04/2004                          6,000                 $18.96
11/05/2004                          7,000                 $19.46
11/08/2004                            100                 $19.53
11/08/2004                          8,600                 $19.50
11/11/2004                         10,000                 $19.67
11/12/2004                          3,900                 $19.78
11/15/2004                          5,000                 $19.86
11/16/2004                          2,200                 $20.16
11/17/2004                          2,200                 $20.89

CUSIP No. 28224R101                 13D                   Page 18 of 26 Pages

                                  Schedule A

                          Scout Capital Fund, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
09/21/2004                        290,200                 $18.46
09/22/2004                         72,700                 $18.34
09/23/2004                         72,600                 $18.21
09/27/2004                          2,900                 $18.13
09/27/2004                         50,500                 $18.10
09/28/2004                          4,900                 $17.95
09/29/2004                         40,400                 $18.57
09/29/2004                         33,700                 $18.38
09/30/2004                         42,100                 $18.68

10/01/2004                         36,900                 $18.97
10/04/2004                         48,700                 $19.32
10/07/2004                         37,000                 $19.01
10/08/2004                         21,300                 $18.90
10/27/2004                        (14,500)                $19.82
10/29/2004                         (8,700)                $19.60

11/01/2004                         (8,800)                $19.66
11/02/2004                         (7,000)                $19.61
11/03/2004                         58,400                 $18.99
11/04/2004                         29,300                 $19.19
11/04/2004                         40,600                 $18.96
11/05/2004                         47,200                 $19.46
11/08/2004                            700                 $19.53
11/08/2004                         58,400                 $19.50
11/11/2004                         67,500                 $19.67
11/12/2004                         26,300                 $19.78
11/15/2004                         34,000                 $19.86
11/16/2004                         14,600                 $20.16
11/17/2004                         14,900                 $20.89

CUSIP No. 28224R101                 13D                   Page 19 of 26 Pages

                                   Schedule A

                           Scout Capital Fund II, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
09/21/2004                         13,000                 $18.46
09/22/2004                          3,300                 $18.34
09/23/2004                          3,200                 $18.21
09/27/2004                            200                 $18.13
09/27/2004                          2,200                 $18.10
09/28/2004                            200                 $17.95
09/29/2004                          1,900                 $18.57
09/29/2004                          1,500                 $18.38
09/30/2004                          1,900                 $18.68

10/01/2004                          1,500                 $18.97
10/04/2004                          2,100                 $19.32
10/07/2004                          1,500                 $19.01
10/08/2004                            900                 $18.90
10/27/2004                           (600)                $19.82
10/29/2004                           (300)                $19.60

11/01/2004                           (300)                $19.66
11/02/2004                           (400)                $19.61
11/03/2004                          2,400                 $18.99
11/04/2004                          1,200                 $19.19
11/04/2004                          1,600                 $18.96
11/05/2004                          1,900                 $19.46
11/08/2004                          2,400                 $19.50
11/11/2004                          2,700                 $19.67
11/12/2004                          1,100                 $19.78
11/15/2004                          1,400                 $19.86
11/16/2004                            600                 $20.16
11/17/2004                            600                 $20.89

CUSIP No. 28224R101                 13D                 Page 20 of 26 Pages


                                   Schedule A

                        Scout Capital Management, L.L.C.
               (on behalf of the discretionary managed accounts)

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
09/21/2004                        145,300                 $18.46
09/22/2004                         36,100                 $18.34
09/23/2004                         36,200                 $18.21
09/27/2004                          1,300                 $18.13
09/27/2004                         25,200                 $18.10
09/28/2004                          2,200                 $17.95
09/29/2004                         19,900                 $18.57
09/29/2004                         16,700                 $18.38
09/30/2004                         21,200                 $18.68

10/01/2004                         19,000                 $18.97
10/04/2004                         23,200                 $19.32
10/07/2004                         16,300                 $19.01
10/08/2004                         10,400                 $18.90
10/27/2004                         (6,900)                $19.82
10/29/2004                         (4,200)                $19.60

11/01/2004                         (4,000)                $19.66
11/02/2004                         (3,100)                $19.61
11/03/2004                         26,500                 $18.99
11/04/2004                         13,200                 $19.19
11/04/2004                         18,300                 $18.96
11/05/2004                         21,300                 $19.46
11/08/2004                            400                 $19.53
11/08/2004                         26,500                 $19.50
11/11/2004                         30,500                 $19.67
11/12/2004                         11,900                 $19.78
11/15/2004                         15,200                 $19.86
11/16/2004                          6,600                 $20.16
11/17/2004                          6,600                 $20.89

CUSIP No. 28224R101                 13D                 Page 21 of 26 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  November 18, 2004

                                             SCOUT CAPITAL PARTNERS, L.P.
                                             By:     Scout Capital, L.L.C.,
                                                     General Partner

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member


                                             SCOUT CAPITAL PARTNERS II, L.P.
                                             By:     Scout Capital, L.L.C.,
                                                     General Partner

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member

CUSIP No. 28224R101                 13D                 Page 22 of 26 Pages


                                             SCOUT CAPITAL, L.L.C.,

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member


                                             SCOUT CAPITAL MANAGEMENT, L.L.C.

                                             By:     /s/ Adam Weiss
                                                     --------------------------
                                                     Adam Weiss
                                                     Managing Member
                                             By:     /s/ James Crichton
                                                     --------------------------
                                                     James Crichton
                                                     Managing Member

                                             ADAM WEISS
                                             /s/ Adam Weiss
                                             --------------------------------

                                             JAMES CRICHTON
                                             /s/ James Crichton
                                            --------------------------------

CUSIP No. 28224R101                 13D                 Page 23 of 26 Pages

                                    Exhibit 2

                        Letter to the Board of Directors

November 18, 2004


Board of Directors
eFunds Corporation
Gainey Center II
8501 North Scottsdale Road, Suite 300
Scottsdale, AZ 85253

Dear Members of the Board of Directors:

As indicated in our Schedule 13-D, which was filed today, Scout Capital owns 2,458,000 shares, or 5.03% of the primary outstanding common stock, of eFunds Corporation (the "Company").

We are writing you because we believe that eFunds' retention of cash is excessive and unjustified, and is causing the stock to trade at a significant discount to its fair value. With an appropriate capital structure, as set forth below, our review of comparable company valuations and operating metrics lead us to believe that the fair value of eFunds common stock today is $30.00 per share, or more than 40% above current levels. As we discuss herein, we believe management has done an excellent job of guiding the Company through some difficult patches. Indeed, because we view the ship as now "fixed" (a belief apparently shared by management, since it is willing to undertake acquisitions), we strongly believe the time has come to return the treasure trove of excess cash to its rightful owners.

In the following scenarios, we attempt to highlight the true nature of eFunds' financial metrics and value, which are currently obscured by its significant cash position. Scenario A shows the Company as of the end of the third quarter of 2004; Scenario B shows the Company pro forma for the closing of the ATM sale (expected to close in the fourth quarter of 2004); Scenarios C and D show the Company with a more appropriate capital structure. These latter scenarios C and D clearly illustrate that the Company is getting no value for its cash and that this excess cash is masking the operating metrics of eFunds' high quality businesses. With a peer-group capital structure, eFunds would generate an industry-leading 38% ROE.

Scenario A - 3Q04:
7.6% net margin x 100% asset turn x 125% leverage = 9.5% ROE -> $1.42 of annualized cash EPS + $4.00 of undistributed net cash on balance sheet

           - 14.8x $1.42 = $21 stock price

Scenario B - 3Q04 Pro Forma for ATM Sale:
10.8% net margin x 71% asset turn x 123% leverage = 9.4% ROE -> $1.35 of annualized cash EPS + $6.70 of undistributed net cash on balance sheet
           - 15.6x $1.35 = $21 stock price

Scenario C - $8.00 Special Dividend:
8.8% net margin x 103% asset turn x 423% leverage = 38.3% ROE -> $1.17 of annualized cash EPS + $8.00 one-time special dividend

           - (16.5x $1.17) + $8.00 = $27 stock price

CUSIP No. 28224R101                 13D                 Page 24 of 26 Pages

Scenario D - 19 Million Share Stock Buyback:
8.8% net margin x 103% asset turn x 423% leverage = 38.3% ROE -> $1.88 of annualized cash EPS
           - 16.5x $1.88 = $31 stock price
Scenario A is eFunds as the world sees it today, prior to completion of the ATM sale. At $21.00 per share, eFunds stock trades at 14.8x its current annualized cash earnings, a two multiple discount to its peers. Not only is the market applying a discount to eFunds' earnings stream, but investors are not assigning any value to its current net cash position. We believe the market ignores this cash because it does not value the Company's acquisition strategy, and because management has not articulated a strategy to return this cash to shareholders.

Scenario B is eFunds pro forma for completion of the ATM sale. We have assumed an improvement in net margin, consistent with management's statement that the transaction will be accretive to margins, growth and return on invested capital in 2005. In addition, please note the significant increase in net cash per share (from $4.00 to $6.70) resulting from the sale of the ATM business. At 15.6x annualized cash EPS of $1.35 (slightly lower than Scenario A because of depreciation and amortization associated with the ATM business), the market is neither considering the $4 of net cash that currently exists nor the $3 of additional cash that will exist upon the closing of the ATM transaction.

In Scenarios C and D, we consider what would happen if management were to articulate and execute on a plan to return excess cash to its shareholders. This raises the question of how we determine excess cash. At the close of the ATM sale, we anticipate there will be $336 million in cash and $5 million of debt on eFunds' balance sheet. Through our due diligence and conversations with management, we believe that approximately $80 million is required for the Company to operate its businesses. Thus, with no changes to its capital structure, we believe eFunds will possess more than $250 million of free cash (or $5 per share) after the closing of the ATM transaction. There is very little doubt, however, that the Company can conservatively take on debt to the same extent as its peers. Assuming a net debt to EBITDA ratio of 0.6x (still below the 0.9x of its peers), the Company would incur $205 million of new debt (assumed 6% interest rate), bringing its available free cash balance to $455 million.

In both Scenarios C and D, we propose that the Company return $390 million, or $8 per share, to its shareholders. This would leave the Company with $65 million of free cash, in addition to the $80 million required to run its businesses and its annual free cash flow generation of approximately $40 million. With this available cash, we would support management's acquisition plan to the extent of $60 million per year over three years (more on this later).

Scenario C illustrates the payment of a one-time $8.00 special dividend. Even with the dilution related to interest expense, the Company's ROE would improve to 38%, as compared to 15% for its peers and 10% prior to any capital management endeavors. With $8.00 in the hands of shareholders and $1.17 of annualized cash EPS, a 16.5x multiple (in-line with the peer group) would imply a share price of $27, or 30% above current levels.

Scenario D illustrates a stock buyback of 19 million shares (at the current price of $21 per share), equivalent to 38% of its shares outstanding. Like Scenario C, this new eFunds would produce an industry leading ROE of 38%. Under this scenario, its run-rate cash EPS (using period end shares outstanding) would be $1.88. At 16.5x, eFunds share price would be $31, or 48% above current levels.

CUSIP No. 28224R101                 13D                 Page 25 of 26 Pages

Until recently, there have arguably been good reasons why the Company has retained this clearly excessive amount of cash. The last two years have been a turbulent period for the Company, as it has dealt with multiple financial restatements, management turnover and an ongoing SEC investigation. However, due to the excellent execution of its management team, those reasons have passed like clouds in the sky. Paul Walsh and his management team have done an outstanding job of rehabilitating eFunds from the disaster they inherited in late 2002.

Management's accomplishments to date include:
     1) fully cooperating with and navigating through an SEC investigation that commenced prior to the arrival of current management;
     2) creating a rock solid balance sheet with $200 million of cash, or $4.00 per share (prior to the ATM sale), and effectively no debt;
     3) announcing the sale of its under-performing ATM Management business, which will increase the Company's net cash position to $6.70 per share;
     4)   returning eFunds to positive and accelerating revenue growth;
     5) creating new strategic alliances with MasterCard International and The Bisys Group which will further accelerate revenue growth;
     6) reducing customer concentration issues in its Global Outsourcing segment;
     7) extending for a year its outsourcing contract with Deluxe which was set to expire in March 2005;
     8) instituting cost cutting initiatives that have more than doubled operating margins since early 2003;
     9) successfully leveraging its long-standing relationships with financial institutions to capitalize on opportunities created by the Patriot Act; and
     10) adding a tremendous roster of business leaders to its Board of Directors.

For all of the reasons listed above, we are enthusiastic supporters of the current management team. However, as the Board of Directors convenes, we encourage it not only to consider the fate of this $8 per share of excess cash, as illustrated in Scenarios C and D (and the related $10 of trapped shareholder value), but also the related issue of misaligned management incentives. Though Mr. Walsh may act in our best interests out of altruism, we fear he does not share our sense of urgency about creating value for shareholders, which we believe may be partially explained by two serious incentive alignment problems as set forth in detail below.

Incentive alignment problem #1: Insufficient insider ownership. According to the Company's latest proxy, Paul Walsh (Chairman and CEO) beneficially owns 124,772 shares or 0.26% of outstanding shares, Thomas Liston (CFO) owns 87,500 shares or 0.18%, and all Directors and executive management combined own 572,505 shares or 1.17%. To put it bluntly, Mr. Walsh owns shares worth five times his annual base salary, as compared to thirty times for the CEOs of comparable electronic payments and information technology providers. Even more disheartening than this unimpressive display of insider ownership, however, is the fact that almost none of these shares were purchased in the open market, but rather have been received through option grants. If Paul Walsh truly believes his own statements that eFunds is as undervalued as we believe it to be, he should own more stock.

Incentive alignment problem #2: Misaligned incentive compensation. The primary factor used to determine the cash bonus portion of senior management's compensation is return on invested capital (ROIC). While we would not generally argue with this metric as a measure of a company's performance, in this case, ROIC fails to capture the Company's significant excess capital position because the "C" is specifically defined so

CUSIP No. 28224R101                 13D                 Page 26 of 26 Pages

as to exclude the excess cash on the balance sheet. Thus, an asset comprising 33% of the market value of the Company (pro forma for the ATM sale), held in the most easily valued asset on the planet, is considered irrelevant in defining the cash bonus portion of management's compensation.

We believe this misalignment of incentives is detrimental to decision making at eFunds. For example, management's chief articulated reason for the cash retention is its acquisition plan; yet, since 2001, eFunds has not spent more than $41 million on acquisitions (net of cash acquired) in any year and has spent only $6 million through the first nine months of 2004. Thus, our proposed allowance of $60 million per year for each of the next three years seems more than adequate to meet the needs of this plan. In addition, the Company could clearly use its stock as a currency if it were able to garner a peer group multiple. Given the size of eFunds' excess cash position relative to its acquisition needs, we are left to wonder whether management actually has larger acquisition ambitions, or whether they simply do not share our incentive to increase the value of the stock. We believe that if management incentives were more directly tied to the stock price or to companywide ROE, shareholders would be far more likely to receive the obvious benefit of an immediate distribution or stock buyback.

To conclude: we support the acquisition program set forth by management, to the extent of $60 million per year, to be funded by debt and future free cash flow. We would also support acquisitions funded through the issuance of equity if the Company is able to garner a higher multiple. We support and commend the excellent work done by the current management team. We support the excellent changes made to the Board. However, none of management's articulated plans justify the retention of the $8 per share hoard of excess cash. We strongly encourage the Board to:

     1)   address the lack of proper  incentives  of the CEO and top  management
          through  required  stock  ownership  and  compensation   targets  that
          consider the Company's excess cash and

     2) distribute $8 per share immediately (through a special dividend and/or share repurchase).

We hope our suggestions are in line with the Board's agenda and we look forward to an open and productive dialogue that best serves the interest of all shareholders. In the event that the Board does not see fit to implement our suggestions, we intend to take further steps to achieve our stated goals.


Sincerely,



                                            Adam Weiss
                                            Managing Member



                                            James Crichton
                                            Managing Member